Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
JUNE 1, 2004

LJ INTERNATIONAL TO EXHIBIT AT LAS VEGAS JCK SHOW

China-based Jewelry Company Expects to Top $15 Million
in Orders Booked at Last Year’s Event

HONG KONG and LOS ANGELES, CA — June 1, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today announced it will be one of the exhibitors at the JCK Show in Las Vegas, Nevada, from June 4-8, 2004.

The JCK Show-Las Vegas is one of the largest exhibitions in the global jewelry business, bringing together thousands of jewelry designers, manufacturers and buyers. It will be held at the Sands Expo & Convention Center, with exhibits running for five days. LJI will be featuring its Lorenzo brand of high-end products, including platinum, gold and sterling silver jewelry set with diamonds, precious stones and semi-precious stones.

About 3,400 exhibitors are listed for the upcoming show, roughly the same number featured at the 2003 Las Vegas show. Some 19,750 buyers attended last year’s event, according to the show’s sponsors.

LJI booked $15 million in Christmas orders at the 2003 show. “Market conditions, combined with the strength of LJI’s product line, should combine to give us another successful exhibit this year,” said Yu Chuan Yih, the Company’s chairman and CEO. “The 2003 show was notable for the sharp upturn in interest from buyers, who finally seemed convinced that the world economy was recovering and that retail jewelry sales would rise accordingly. This year, the recovery continues, and I expect that demand from buyers will reflect the healthy economic environment.”

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

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About LJ International

LJ International Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, go to its Web site at http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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